FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

11 July 2013

THE SAUDI BRITISH BANK
FIRST HALF 2013 RESULTS

•    Net profit of SAR1,953 million (US$521 million) for the six months ended 30 June 2013 - an increase of SAR183million (US$49 million), or 10.4% compared with SAR1,769 million (US$472 million) for the same period in 2012.

•    Operating income of SAR2,939 million (US$784million) for the six months ended 30 June 2013- an increase of SAR326 million (US$87 million), or 12.5%, compared with SAR2,613 million (US$697 million) for the same period in
      2012.

• Customer deposits were SAR125.9 billion (US$33.6 billion) at 30 June 2013 - an increase of SAR8.3 billion (US$2.2 billion), or 7.1%, compared with SAR117.6 billion (US$31.4 billion) at 30 June 2012.

•    Loans and advances to customers were SAR106.0 billion (US$28.3 billion) at 30 June 2013 - an increase of SAR11.3 billion (US$3.0 billion), or 11.9%, compared with SAR94.7 billion (US$25.3 billion) at 30 June 2012.

• The bank's investment portfolio totalled SAR30.8 billion (US$8.2 billion) at 30 June 2013, an increase of 10.8% compared with SAR27.8 billion (US$7.4 billion) at 30 June 2012.

• Total assets were SAR161.9 billion (US$43.2 billion) at 30 June 2013, compared with SAR151.9 billion (US$40.5. billion) at 30 June 2012, an increase of 6.6% or SAR10.0 billion (US$2.7 billion).

• Earnings per share of SAR1.95 (US$0.52) for the six months ended 30 June 2013 - an increase of 10.4% from SAR1.77 (US$0.47) for the same period in 2012.

 Commentary
Sheikh Khaled Olayan, Chairman of SABB, said: "SABB has recorded another strong financial performance for the six months ended 30 June 2013 supported by its diversified income streams and effective cost controls. SABB has continued to focus on booking quality business while preserving strong asset quality, capital and liquidity positions.

"We would again like to thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 July 2013